UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended:	March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TechPrecision Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

1 Bella Drive

Westminster, Massachusetts 01473

Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TechPrecision Corporation (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2024 (the “Annual Report”) within the prescribed period due to a delay experienced by the Company in compiling the required information with respect to the results of operations of its Stadco operating segment in order to complete its financial statements and other disclosures in the Annual Report. As a result, the Company’s independent registered public accounting firm requires additional time to complete its audit of the financial statements for the fiscal year ended March 31, 2024 to be included in the Annual Report. Although the acquisition of Stadco was completed on August 25, 2021, the Company continues to work on integrating Stadco’s financial reporting processes and procedures into its larger financial reporting structure. The Company anticipates that the financial statements and requisite audit will be completed and the Annual Report finalized in order to file the Annual Report no later than 15 calendar days from the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Barbara M. Lilley	(978)	874-0591
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates there will be significant changes in results of operations from the fiscal year ended March 31, 2024. The Company expects to report that net sales for the fiscal year ended March 31, 2024 were approximately $32.0 million, compared to net sales of $31.4 million for the fiscal year ended March 31, 2023. The Company expects to report a gross profit of $4.5 million for the fiscal year ended March 31, 2024, compared to gross profit of $4.9 million for the fiscal year ended March 31, 2023. The Company expects to report that selling, general and administrative expenses for the fiscal year ended March 31, 2024 were approximately $7.3 million, compared to selling, general and administrative expenses of $6.0 million for the fiscal year ended March 31, 2023. Selling, general and administrative expenses does not include a one-time non-cash expense from the previously reported issuance of shares to Doerfer Corporation in connection with the termination fee payable in the Company’s common stock for the failed acquisition of Votaw Precision Technologies, Inc.

All financial results for the fiscal year ended March 31, 2024 included above are preliminary, have not been reviewed or audited, are based upon the Company’s estimates, and were prepared prior to the completion of the Company’s financial statement close process. The preliminary financial results should not be viewed as a substitute for the Company’s full fiscal year results, do not present all information necessary for an understanding of the Company’s financial performance as of and for the fiscal year ended March 31, 2024 and should not be considered final until the Company files its Annual Report on Form 10-K for the fiscal year ended March 31, 2024. During the course of the preparation of the Company’s financial statements as of and for the fiscal year ended March 31, 2024, the Company may identify items that could cause its final reported results to be materially different from the preliminary financial information set forth above. Accordingly, undue reliance should not be placed on this preliminary data.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. Forward-looking statements give our current expectations of forecasts of future events. All statements other than statements of current or historical fact contained in this filing, including statements regarding our preliminary financial results for the fiscal year ended March 31, 2024, expectations about the timing of the completion of the Company’s financial statements for the fiscal year ended March 31, 2024 and filing of its Annual Report, integration of our segments into our financial reporting structure, our future financial position, business strategy, new products, budgets, liquidity, cash flows, projected costs, regulatory approvals or the impact of any laws or regulations applicable to us, and plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “should,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations about future events. While we believe these expectations are reasonable, such forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond our control. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this filing are made only as of the date hereof. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

TechPrecision Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2024	By:	/s/ Barbara M. Lilley
Barbra M. Lilley, Chief Financial Officer